SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.
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             In the Matter of               :
EASTERN EDISON COMPANY                      :
   Brockton, Massachusetts                  :
BLACKSTONE VALLEY ELECTRIC COMPANY          :
   Lincoln, Rhode Island                    :
NEWPORT ELECTRIC CORPORATION                :
   Middletown, Rhode Island                 : Certificate of Notification
EUA SERVICE CORPORATION                     :     Pursuant to Rule 24
   Boston, Massachusetts                    :
EUA OCEAN STATE CORPORATION                 :
   Boston, Massachusetts                    :
MONTAUP ELECTRIC COMPANY                    :
   Boston, Massachusetts                    :
                                 (70-8287)  :
(Public Utility Holding Company Act of 1935):
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     Eastern Edison Company ("Eastern Edison"), Blackstone Valley Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), EUA Service Corporation ("Service"), EUA Ocean State Corporation ("Ocean State") and Montaup Electric Company ("Montaup"), subsidiaries of Eastern Utilities Associates ("EUA"), a registered holding company, in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on December 21, 1993 hereby certify pursuant to Rule 24 that they have issued and sold short term notes to banks as follows:


EASTERN EDISON COMPANY
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       12/10/95               4,513,000              6.0000 - 6.1875
       12/17/95               5,553,000              5.9375 - 6.2500
       12/24/95               5,553,000              5.8750 - 6.0000
       12/31/95               4,158,000              5.6875 - 6.2750

BLACKSTONE VALLEY ELECTRIC COMPANY
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       12/10/95               2,419,000              6.0000 - 6.1875
       12/17/95               1,944,000              5.9375 - 6.2500
       12/24/95               1,944,000              5.8750 - 6.0000
       12/31/95               1,259,000              5.6875 - 6.2750

NEWPORT ELECTRIC CORPORATION
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       12/10/95               1,519,000              6.0000 - 6.1875
       12/17/95               1,424,000              5.9375 - 6.2500
       12/24/95               1,469,000              5.8750 - 6.0000
       12/31/95               1,344,000              5.6875 - 6.2750

EUA SERVICE CORPORATION
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       12/03/95                351,000                   6.0625

MONTAUP ELECTRIC COMPANY
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       11/05/95               3,365,000                  6.0000
       11/19/95                 905,000              6.0000 - 6.1875

      Week Ending          Total Borrowings          Range of Rates
       12/03/95               9,325,000                  6.0625
       12/10/95               2,680,000              6.0000 - 6.1875
       12/17/95               6,475,000              5.9375 - 6.2500
       12/24/95               1,705,000              5.8750 - 6.0000

Bank of New York
      Week Ending          Total Borrowings          Range of Rates
       12/17/95               2,000,000                  6.2200
       12/24/95               2,000,000              5.7900 - 5.9700

     The foregoing borrowings were steps in the consummation of a series of transactions during the period ending December 31, 1995 in accordance with the terms and conditions of and for the purposes represented by, the joint application-declaration, as amended, as filed in said matter and the Orders with respect hereto.

                                 EASTERN EDISON COMPANY
                                 BLACKSTONE VALLEY ELECTRIC COMPANY
                                 NEWPORT ELECTRIC CORPORATION
                                 EUA SERVICE CORPORATION
                                 EUA OCEAN STATE CORPORATION
                                 MONTAUP ELECTRIC COMPANY


                                 By:  Clifford J. Hebert, Jr.
                                      Treasurer
date:  January 4, 1996